SECURI[illegible] 07002668 [illegible]SSION

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SEC FILE NUMBER
8-39716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED FEB 2 8 2007 WASH. D.C. 213 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banyan Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

560 Mission Street, Suite 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banyan Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner, CFO

Title

Notary Public

STACY L. SODERBORG
Commission # 1584040
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Banyan Securities, LLC
December 31, 2006
with Report of Independent Auditors

Banyan Securities, LLC

Statement of Financial Condition

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Auditors

To the Members of
Banyan Securities, LLC

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company") as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banyan Securities, LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 13, 2007

Banyan Securities, LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	29,730
Receivable from clearing broker-dealer		1,457,111
Marketable securities owned, at market value		232,696
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $245,664)		7,005
Other assets		114,930
Total assets	$	1,841,472
Liabilities and members' equity		
Payable to clearing broker-dealer	$	4,648
Commissions payable		129,693
Withdrawals payable to Members		845,241
Deferred rent		49,529
Accrued expenses		111,890
Total liabilities		1,141,001
Members' equity		700,471
Total liabilities and members' equity	$	1,841,472

See accompanying notes.

Banyan Securities, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California. The Company is a registered broker-dealer regulated by the National Association of Securities Dealers, Inc. ("NASD"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of United States companies and are valued at fair value, with unrealized gains or losses included in income.

SFAS No. 157, Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the statement of financial condition; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in a fiscal period.

1. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method. The cost of furniture and equipment is depreciated over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the useful lives of the assets or the lease term, if shorter.

Income Taxes

Limited liability companies ("LLC") are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

Members' Compensation

Members' compensation primarily consists of commissions earned specifically by each member.

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers and authority as part of their ownership interest in the Company.

Members plan to withdraw capital over the next six months, reflecting a partial distribution of the Company's profits. Such withdrawals will not affect the Company's compliance with SEC Rule 15c3-1.

4. Receivable from and Payable to Clearing Broker-Dealer

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from and payable to the clearing broker-dealer relate to the aforementioned proprietary transactions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

5. Marketable Securities Owned and Sold, Not Yet Purchased

The Company owns United States common stock with a fair value of $232,696 and has no marketable securities sold, not yet purchased, at December 31, 2006.

6. Furniture, Equipment, and Leasehold Improvements

The Company's furniture, equipment, and leasehold improvement by major categories are as follows:

Furniture and fixtures	$ 109,111
Office equipment	115,619
Leasehold improvements	27,939
	252,669
Less accumulated depreciation and amortization	245,664
Net furniture, equipment, and leasehold improvements	$ 7,005

7. Execution Services

In the normal course of business, the Company provides its customers with execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

8. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the Uniform Net Capital Rule 15c3-1, of at least $100,000, an aggregate indebtedness ratio, also as defined, not exceeding 10 to 1 (see Note 10), and a minimum deposit of cash or securities totaling $100,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

Leases

The Company leases office space pursuant to a long-term lease agreement under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses, operating expenses and real estate taxes. A portion of the office space is subleased to other companies.

At December 31, 2006, the Company's remaining future minimum lease commitments and sublease income are as:

	Minimum Annual Rental Payments	Minimum Sublease Income	Net
2007	$ 205,370	$ 95,577	$ 109,793
2008	211,546	98,436	113,110
2009	106,290	24,789	81,501
Total	$ 523,206	$ 218,802	$ 304,404

9. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to its Plan at its discretion, based on its profits for the year.

9. Profit Sharing Plan (continued)

The Members voluntarily elected to contribute $274,000 to the Plan in December 2006. This amount is reflected as withdrawals payable to Members on the statement of financial condition.

10. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2006, the Company had net capital of $517,515 which was $417,515 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2 to 1.

11. Related-Party Transactions

One of the managing members of the Company is the general partner of Touchstone Advisors, L.P., which is the general partner of Touchstone Investments, L.P., Benedictine Partners, L.P. and Cistercian Partners, L.P. The Company subleased a portion of its office space to Touchstone Advisors, L.P. for a fee during the year ended December 31, 2006.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets including cash, securities owned, and certain receivables are carried at fair value or contracted amounts that approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that may be significantly higher than the market value reflected in the statement of financial condition. At December 31, 2006, the Company has no open short sales.

14. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

In the normal course of its business, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances subject to such indemnification was approximately $11,600,000. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions with the customer.

END